May 20, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mara L. Ransom

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1 (Registration No. 333-226645) of Rattler Midstream LP, a Delaware limited partnership (the “Partnership”)

Ladies and Gentlemen:

As representatives of the several underwriters of the Partnership’s proposed initial public offering of common units representing limited partner interests, we hereby join the Partnership’s request for acceleration of effectiveness of the above-referenced registration statement to 4:00 p.m. Eastern time on May 22, 2019, or as soon thereafter as is practicable, unless the Partnership notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the preliminary prospectus relating to the initial public offering of the Partnership, dated May 13, 2019, through the date hereof:

Preliminary Prospectus dated May 13, 2019

2,833 copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advise that they have complied, will continue to comply, and that each participating underwriter has informed the undersigned that it has complied, and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
BofA SECURITIES, INC.
J.P. MORGAN SECURITIES LLC
As Representatives of the several underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Blake London
Name:	Blake London
Title:	Managing Director

BofA SECURITIES, INC.

By:	/s/ Paul Bjorneby
Name:	Paul Bjorneby, Jr.
Title:	Managing Director

J.P. MORGAN SECURITIES LLC

By:	/s/ N. Goksu Yolac
Name:	N. Goksu Yolac
Title:	Managing Director

SIGNATURE PAGE

ACCELERATION REQUEST LETTER